RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

082-35009

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 28, 2009

Luxembourg Stock Exchange Undertaking
Societe de la Bourse de Luxembourg
11 Avenue de la Porte-Neuve
L-2227, Luxembourg
G.D. Luxembourg
Telephone : 00352 477936-1
Facsimile : 00352 473298

SUPPL

Dear Sir,

Sub: Limited Review Report for the quarter ended June 30, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchanges in India, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2009 duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED JUNE 30, 2009
TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results of Reliance Natural Resources Limited ("the Company") fo r the quarter ended June 30, 2009" (the statement) prepared by the Company pursuant to Clause 41 of the listing agreement with the Stock Exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of Company's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Based on the limited review carried out by us of the results for the quarter ended June 30, 2009, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards as prescribed under the Companies (Accounting Standards) Rules, 2006 and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

4. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of the aggregate amount of public shareholdings, as well as that of the promoters and promoter group (both pledged/encumbered and non-encumbered), as disclosed in aforesaid Statement in terms of clause 35 of the Listing Agreement, from the representation and other records and information and explanations given to us by the Company's management, and found the same to be in accordance therewith.

For Pathak H. D. & Associates
Chartered Accountants

Vishal D. Shah
Partner
Membership No.119303

Place: Mumbai
Date: July 29, 2009